Exhibit 99.1

Tencent Music Entertainment Group Announces First Quarter 2022 Unaudited Financial Results

SHENZHEN, China, May 16, 2022 /PRNewswire/ --Tencent Music Entertainment Group ("TME," or the "Company") (NYSE: TME), the leading online music and audio entertainment platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2022.

Financial and Operational Highlights

In the three months ended March 31, 2022:

•	Net profit of the Company was RMB649 million (US$102 million). Non-IFRS net profit of the Company[1] was RMB939 million (US$148 million), representing a 7.6% increase on a sequential basis.

•	Total revenues were RMB6.64 billion (US$1.05 billion), representing a 15.1% year-over-year decrease.

•	Revenues from music subscriptions were RMB1.99 billion (US$314 million), representing an increase of 17.8% year-over-year.

•	Online music paying users reached 80.2 million, increasing by 31.7% year-over-year. On a sequential basis, the number of online music paying users grew by 4.0 million. Paying ratio was 13.3%, up from 12.4% and 9.9% in the fourth and first quarter of 2021, respectively.

•	Net profit attributable to equity holders of the Company was RMB609 million (US$96 million) and Non-IFRS net profit attributable to equity holders of the Company[1] was RMB899 million (US$142 million).

"We delivered a healthy 18% year-over-year growth in subscription revenues with paying users exceeding 80 million in the first quarter, as supported by our dual engine content-and-platform strategy. Despite the headwinds in an evolving market landscape, which resulted in a year-over-year decline in total revenues, our efforts to optimize cost structure and improve operating efficiency led to improved profitability quarter-over-quarter," said Mr. Cussion Pang, Executive Chairman of TME. "In an era of increasing entertainment choices, the ability to sustain a competitive advantage is awarded to those who offer users a differentiated experience. We are encouraged by the increasing benefits our original content production investments and Tencent Musician Platform have brought to our users, musicians and the overall content ecosystem. With these initiatives, we continue to make critical investments that align with our long-term strategic goals and create sustainable value for all our music stakeholders."

"In the first quarter, we continued to build an immersive music entertainment ecosystem, bringing music lovers innovative possibilities for how they listen, watch, sing and play. With the goal of creating a sense of belonging that makes our products a must-have, we look for ways to address the multi-faceted needs of diverse user cohorts," said Mr. Ross Liang, CEO of TME. "In the first quarter, we further strengthened our cooperation with Tencent’s ecosystem in content production and promotion, with the rewards becoming increasingly manifest. In addition, our long-form audio continued to gain traction thanks to differentiated content, and we are working on improving its monetization efficiency mainly through memberships. Moving forward, we will continue to make our ecosystem, content, products and services differentiated and highly specialized. This, in turn, will help us better serve hundreds of millions of music lovers, music creators and the music industry as a whole, and unlock the massive opportunity in front of us," concluded Mr. Liang.

Recent Operational Highlights

•	TME's online music and social entertainment services key operating metrics[2]

	1Q22	1Q21	YoY %
Mobile MAU - online music (million)	604	615	(1.8%)
Mobile MAU - social entertainment (million)	162	224	(27.7%)
Paying users - online music (million)	80.2	60.9	31.7%
Paying users - social entertainment (million)	8.3	11.3	(26.5%)
Monthly ARPPU - online music (RMB)	8.3	9.3	(10.8%)
Monthly ARPPU - social entertainment (RMB)	161.8	149.7	8.1%

•	The year-over-year decline in online music mobile MAUs was primarily due to churn of our casual users and reduced marketing spending required by our more disciplined cost management. However, online music paying users continued to deliver robust year-over-year and quarter-over-quarter growth, reaching 80.2 million, which was attributable to our high-quality content and services, effective promotions, as well as improvement in paying user loyalty.

•	Social entertainment services MAUs and paying users were lower year-over-year and quarter-over-quarter, affected by industry and macro headwinds. We will continue to improve our competitiveness through ongoing product innovations and new initiatives in social entertainment such as audio live streaming, international expansion and virtual interactive product offerings.

•	We remained committed to strengthening our original content production capabilities, to systematically create, evaluate and promote music.

▪	With Xingyao Plan and Galaxy Plan, we empower original content production by leveraging technology to add value across demo and singer discovery throughout the phases of production, distribution and promotion for these original works. In the first quarter, we delivered dozens of original hit songs to a broad audience, including “Mirage” and “Drown,” two sweeping successes that topped multiple music charts and both achieved peak daily streams in excess of 13 million.

▪	We achieved top rankings for our original content in key verticals such as gaming, Chinese Ancient Style and pop music. In the first quarter, we collaborated with Tencent Games’ popular titles, including PUBG Mobile, Honour of Kings, League of Legends: Wild Rift to produce chart-topping original songs by leading artists such as Hua Chenyu, Chen Linong, Mao Buyi and Z.TAO.

•	Tencent Musician Platform cultivates budding musicians by providing them with all-round services to help showcase their talent and passion.

▪	Established sustainable and diverse monetization models for musicians, which helps them earn a better living while focusing on honing their craft, as demonstrated by the distribution of over RMB200 million from our platform to musicians during the past 12 months.

▪	Launched a new behind-the-scenes producer service, with more than 50 well-known industry professionals and more than 100,000 creators joining in the first quarter, as well as a customized self-service productivity toolkit to empower musicians to create and promote their works more efficiently and reach a larger audience.

▪	Motivated aspiring talents with diverse creative scenarios and rich online and offline promotion resources, driving accelerated professional growth and broader recognition for musicians such as Liu Shuang and Georgina Qian.

•	Our TME Chart serves as a solid music rating infrastructure, showcasing our commitment to promoting healthy and sustainable industry development. In the first quarter, we released the TME Music Chart Annual Review, providing a snapshot of the Chinese music landscape in 2021 with ratings and reviews of over 1,800 songs and generating a huge wave of social buzz from professionals and music lovers upon release.

•	Our platform strategy embodies our commitment to continuous product innovations. We are creating a more immersive user experience with enhancements to our four pillars of music entertainment: listen, watch, sing and play.

▪	Listen: We were the first in China to launch three advanced listening functions to improve sound quality and equalize music volume, delivering a smoother music listening experience. Optimized algorithms drove a new record high penetration rate of recommendations in QQ Music by the end of the first quarter. Our upgraded Music Popularity Index also has considerably strengthened users’ sense of participation.

▪	Watch: Deepened collaboration with Weixin Video Accounts to create vibrant music scenes and strengthen our music promotion capabilities through events such as “Spring Never Ends,” a large-scale live charity concert during the pandemic. Beyond video, our efforts on the visual front also include the use of graphics and other formats such as the comment display function and streaming visualizations.

▪  Sing: We were the first in the industry to offer sound tuning without requiring earbuds, as well as cloud-based sound mixing, which can help substantially improve the sound effects of songs recorded.

▪	Play: Upgraded the TMELAND experience and plan to launch featured events such as virtual avatar concerts in the second quarter. We also pioneered dedicated virtual rooms for artists and recently launched virtual rooms for Jay Chou and Roy Wang, combining listening with virtual interactions.

•	Long-form Audio: We expanded and differentiated our long-form audio content by enriching our podcast ecosystem and enhancing our joint content operation with popular IPs. Mid- and long-tail podcast hosts are flourishing in the TME ecosystem. For instance, Lao Shi Qi and his audio title “The Northern Time Raiders” racked up 23 million streams within one month since its launch.

•	We are committed to fulfilling our social responsibilities. In the first quarter, we initiated an autism care charity project, “Shape of Music," which featured our first public welfare digital collectable single, “The Brightest Star” among others, to advocate for social connections with autism groups while allowing music to not only be heard but also seen and treasured through the crossover of different content and art forms online and offline.

[1] Non-IFRS net profit and Non-IFRS net profit attributable to equity holders of the Company was arrived at after excluding the combined effect of amortization of intangible assets and other assets arising from acquisitions, share-based compensation expenses, net losses/gains from investments and income tax effects.

[2] For the definitions of the cited key operating metrics, please refer to the introduction section in the Company's 2021 20-F filed on April 26, 2022. The monthly ARPPU of social entertainment services is calculated based on revenues from social entertainment and others, including advertising services provided on our social entertainment platforms.

First Quarter 2022 Financial Results

Revenues

Total revenues for the first quarter of 2022 decreased by RMB1.18 billion, or 15.1%, to RMB6.64 billion (US$1.05 billion) from RMB7.82 billion in the same period of 2021.

•	Revenues from online music services for the first quarter of 2022 decreased by 4.8% to RMB2.62 billion (US$413 million) from RMB2.75 billion in the same period of 2021. Revenues from music subscriptions were RMB1.99 billion (US$314 million), representing a 17.8% growth compared to RMB1.69 billion in the first quarter of 2021, primarily due to the increase in the number of paying users by 31.7%. ARPPU decreased from RMB9.3 in the first quarter of 2021 to RMB8.3 this quarter. The decrease in ARPPU was mainly due to promotions offered to attract users. We are focusing on the quality growth of our subscription revenue while maintaining a stable ARPPU. Revenues from advertising decreased on a year-over-year basis due to the impact from industry adjustments on splash ads and the COVID-19 pandemic in some major cities. Sublicensing revenues also decreased on a year-over-year basis due to restructuring of agreements with certain music labels.

•	Revenues from social entertainment services and others for the first quarter of 2022 decreased by 20.6% to RMB4.03 billion (US$635 million) from RMB5.08 billion in the same period of 2021. On a year-over-year basis, ARPPU increased by 8.1% in the first quarter of 2022, while paying users of social entertainment services decreased by 26.5%. The decrease was mainly due to the impact of evolving macro environment and increased competition from other pan-entertainment platforms.

Cost of Revenues

Cost of revenues for the first quarter of 2022 decreased by 10.7% to RMB4.78 billion (US$755 million) from RMB5.36 billion in the same period of 2021. The decrease was primarily due to decrease in revenue sharing fees and agency fees resulting from decrease in revenues from social entertainment services and advertising services while the revenue sharing ratio remained stable on a year over year basis. Content costs also decreased as a result of improved efficiency.

Gross Profit and Gross Margin

Gross profit for the first quarter of 2022 decreased by 24.6% to RMB1.86 billion (US$293 million) from RMB2.47 billion in the same period of 2021. Gross margin for the first quarter of 2022 decreased by 3.5% to 28.0% from 31.5% in the same period of 2021. This decrease in gross margin was primarily because revenue from online music accounted for a higher percentage of revenue, which typically has a lower gross margin.

Operating Expenses for the Period

Total operating expenses for the first quarter of 2022 decreased by 13.7% to RMB1.34 billion (US$212 million) from RMB1.56 billion in the same period of 2021. Operating expenses as a percentage of total revenues slightly increased to 20.2% in the first quarter of 2022 from 19.9% in the same period of 2021. After excluding the impact from the post-acquisition awards, share-based compensation expenses and amortization of intangible assets arising from the acquisition of Lazy Audio, operating expenses as a percentage of total revenues would have decreased by 0.4% year-over-year.

•	Selling and marketing expenses were RMB330 million (US$52 million), representing a decrease of 50.9% year-over-year from RMB672 million in the same period of 2021. This decrease was primarily due to tighter control over marketing expenses and optimization of the overall promotion structure to improve operating efficiency. We continued to effectively manage external promotion channels’ efficiency and better utilize internal traffic to attract users and promote our brand.

•	General and administrative expenses were RMB1.01 billion (US$160 million), representing an increase of 14.6% year-over-year from RMB883 million in the same period of 2021. The increase was mainly due to increased investment in research and development to expand our competitive advantages in product and technology innovations. Meanwhile, we are closely monitoring employee related expenses and improving headcount efficiency. Post-acquisition awards, share-based compensation expenses and amortization of intangible assets arising from the acquisition of Lazy Audio also contributed to the increase in general and administrative expenses.

Operating Profit for the Period

Operating profit was RMB749 million (US$118 million) in the first quarter of 2022, compared to an operating profit of RMB1.16 billion in the same period of 2021.

Income Tax Expenses

Effective tax rate in the first quarter of 2022 was 12.2%, compared to 11.5% in the same period of 2021. The increase in effective tax rate was mainly because some of our entities are entitled to different tax benefits in 2021 and 2022.

Net Profit and Non-IFRS Net Profit for the Period

Net profit attributable to equity holders of the Company for the first quarter of 2022 was RMB609 million (US$96 million), compared to a net profit of RMB926 million in the same period of 2021. Non-IFRS net profit attributable to equity holders of the Company was RMB899 million (US$142 million) for the first quarter of 2022, compared to RMB1.18 billion in the same period of 2021. Please refer to the section in this press release titled "Non-IFRS Financial Measure" for details.

Earnings per ADS

Basic and diluted earnings per American Depositary Shares ("ADS") were RMB0.37 (US$0.06) and RMB0.37(US$0.06), respectively, for the first quarter of 2022. Non-IFRS basic and diluted earnings per ADS were RMB0.55 (US$0.09) and RMB0.54 (US$0.09), respectively, for the first quarter of 2022. During the first quarter of 2022, the Company had weighted averages of 1.64 billion basic and 1.65 billion diluted ADSs outstanding, respectively. Each ADS represents two of the Company's Class A ordinary shares.

Cash, Cash Equivalents, Term Deposits and Short-term Investments

As of March 31, 2022, the combined balance of the Company's cash, cash equivalents, term deposits and short-term investments amounted to RMB25.93 billion (US$4.09 billion), compared to RMB24.69 billion as of December 31, 2021. The increase in cash, cash equivalents, term deposits and short-term investments was primarily due to cash flows generated from operations of RMB2.49 billion (US$393 million), partially offset by cash used in the purchase of land use right and share repurchases. Such combined balance was also affected by the change in the exchange rate of RMB to USD at different balance sheet dates. The exchange rate was 6.3393 to 1 on March 31, 2022.

Share Repurchase Program

Pursuant to the 2021 Share Repurchase Program announced on March 28, 2021, as of May 13, 2022, we have repurchased approximately 73.3 million ADSs from the open market with cash for a total consideration of approximately US$674 million.

Conference Call Information

TME's management will hold a conference call on Monday, May 16, 2022, at 8:00 P.M. Eastern Time or 8:00 A.M. Beijing Time on Tuesday, May 17, 2022, to discuss its financial results. Listeners may access the call by dialing the following numbers:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
Mainland China Toll Free:	400-120-6115
Hong Kong, China Toll Free:	800-963-976
Access Code:	2636670

The replay will be accessible through May 23, 2022, by dialing the following numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	4475331

A live and archived webcast of the conference call will also be available on the Company's investor relations website at https://ir.tencentmusic.com/.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars ("USD") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.3393 to US$1.00, the noon buying rate in effect on March 31, 2022, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-IFRS Financial Measure

The Company uses non-IFRS net profit for the period, which is a non-IFRS financial measure, in evaluating its operating results and for financial and operational decision-making purposes. TME believes that non-IFRS net profit helps identify underlying trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in its profit for the period. TME believes that non-IFRS net profit for the period provides useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS net profit for the period should not be considered in isolation or construed as an alternative to operating profit, net profit for the period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS net profit for the period and the reconciliation to its most directly comparable IFRS measure. Non-IFRS net profit for the period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company's data. TME encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS net profit for the period represents profit for the period excluding amortization of intangible and other assets arising from acquisitions, share-based compensation expenses, net losses/gains from investments and income tax effects.

Please see the "Unaudited Non-IFRS Financial Measure" included in this press release for a full reconciliation of Non-IFRS net profit for the period to its net profit for the period.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME) is the leading online music and audio entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. TME's mission is to use technology to elevate the role of music in people's lives by enabling them to create, enjoy, share and interact with music. TME's platform comprises online music, online audio, online karaoke, music-centric live streaming and online concert services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com

+86 (755) 8601-3388 ext. 818415

SOURCE Tencent Music Entertainment Group

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED INCOME STATEMENT

	Three Months Ended March 31,
	2021	2022
	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited
	(in millions, except per share data)
Revenues
Online music services	2,749	2,616	413
Social entertainment services and others	5,075	4,028	635
	7,824	6,644	1,048
Cost of revenues	(5,358)	(4,784)	(755)
Gross profit	2,466	1,860	293

Selling and marketing expenses	(672)	(330)	(52)
General and administrative expenses	(883)	(1,012)	(160)
Total operating expenses	(1,555)	(1,342)	(212)
Interest income	154	150	24
Other gains, net	99	81	13
Operating profit	1,164	749	118

Share of net loss of investments accounted for using equity method	(27)	20	3
Finance cost	(31)	(30)	(5)
Profit before income tax	1,106	739	117

Income tax expense	(127)	(90)	(14)
Profit for the period	979	649	102

Attributable to:
Equity holders of the Company	926	609	96
Non-controlling interests	53	40	6

Earnings per share for Class A and Class B ordinary shares
Basic	0.28	0.19	0.03
Diluted	0.27	0.18	0.03

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	0.55	0.37	0.06
Diluted	0.54	0.37	0.06

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,354,845,726	3,273,281,390	3,273,281,390
Diluted	3,403,590,157	3,302,130,101	3,302,130,101

ADS used in earnings per ADS computation
Basic	1,677,422,863	1,636,640,695	1,636,640,695
Diluted	1,701,795,078	1,651,065,051	1,651,065,051

TENCENT MUSIC ENTERTAINMENT GROUP
UNAUDITED NON-IFRS FINANCIAL MEASURE

	Three Months Ended March 31,
	2021	2022
	RMB	RMB	US$
	(in millions, except per share data)
Profit for the period	979	649	102
Adjustments:
Amortization of intangible and other assets arising from acquisitions*	110	121	19
Share-based compensation	162	204	32
Losses/(gains) from investments**	21	(2)	—
Income tax effects***	(37)	(33)	(5)
Non-IFRS Net Profit	1,235	939	148

Attributable to:
Equity holders of the Company	1,182	899	142
Non-controlling interests	53	40	6

Earnings per share for Class A and Class B ordinary shares
Basic	0.35	0.27	0.04
Diluted	0.35	0.27	0.04

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	0.70	0.55	0.09
Diluted	0.69	0.54	0.09

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,354,845,726	3,273,281,390	3,273,281,390
Diluted	3,403,590,157	3,302,130,101	3,302,130,101

ADS used in earnings per ADS computation
Basic	1,677,422,863	1,636,640,695	1,636,640,695
Diluted	1,701,795,078	1,651,065,051	1,651,065,051

* Represents the amortization of identifiable assets, including intangible assets and prepayments for music content, resulting from acquisitions
** Including the net losses/gains on deemed disposals/disposals of investments, fair value changes arising from investments, impairment provision of investments and other expenses in relation to equity transactions of investments
*** Represents the income tax effects of Non-IFRS adjustments

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED BALANCE SHEET

	As at December 31, 2021	As at March 31, 2022
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
	(in millions)
ASSETS
Non-current assets
Property, plant and equipment	243	247	39
Land use rights	1,495	2,535	400
Right-of-use assets	283	268	42
Intangible assets	2,829	2,692	425
Goodwill	19,121	19,126	3,017
Investments accounted for using equity method	3,599	3,652	576
Financial assets at fair value through other comprehensive income	7,302	4,904	774
Other investments	199	348	55
Prepayments, deposits and other assets	743	675	106
Deferred tax assets	346	357	56
Term deposits	4,303	5,933	936
	40,463	40,737	6,426

Current assets
Inventories	24	23	4
Accounts receivable	3,610	2,513	396
Prepayments, deposits and other assets	2,731	2,690	424
Other investments	37	37	6
Short-term investments	1,029	1,088	172
Term deposits	12,769	10,556	1,665
Cash and cash equivalents	6,591	8,353	1,318
	26,791	25,260	3,985

Total assets	67,254	65,997	10,411

EQUITY
Equity attributable to equity holders of the Company
Share capital	2	2	0
Additional paid-in capital	36,238	36,187	5,708
Shares held for share award schemes	(183)	(186)	(29)
Treasury shares	(3,660)	(3,664)	(578)
Other reserves	3,726	1,290	203
Retained earnings	14,194	14,803	2,335
	50,317	48,432	7,640
Non-controlling interests	738	789	124

Total equity	51,055	49,221	7,764

LIABILITIES
Non-current liabilities
Notes payables	5,062	5,041	795
Accounts payable	93	93	15
Other payables and other liabilities	32	22	3
Deferred tax liabilities	271	254	40
Lease liabilities	205	199	31
Deferred revenue	86	105	17
	5,749	5,714	901

Current liabilities
Accounts payable	4,329	5,179	817
Other payables and other liabilities	3,832	3,500	552
Current tax liabilities	363	425	67
Lease liabilities	92	86	14
Deferred revenue	1,834	1,872	295
	10,450	11,062	1,745

Total liabilities	16,199	16,776	2,646

Total equity and liabilities	67,254	65,997	10,411

TENCENT MUSIC ENTERTAINMENT GROUP
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31,
	2021	2022
	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited
	(in millions)

Net cash provided by operating activities	1,878	2,494	393
Net cash used in investing activities	(2,382)	(329)	(52)
Net cash used in financing activities	(372)	(395)	(62)
Net (decrease)/increase in cash and cash equivalents	(876)	1,770	279
Cash and cash equivalents at beginning of the period	11,128	6,591	1,040
Exchange differences on cash and cash equivalents	22	(8)	(1)
Cash and cash equivalents at end of the period	10,274	8,353	1,318